FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 18 March 2019
Exhibit No. 2	Publication of Final Terms dated 21 March 2019
Exhibit No. 3	Publication of a Prospectus dated 22 March 2019
Exhibit No. 4	Publication of Final Terms dated 25 March 2019
Exhibit No. 5	Publication of Final Terms dated 27 March 2019

Exhibit No. 1

NatWest Markets Plc

Publication of Final Terms

The following Final Terms is available for viewing:

Final Terms dated 18 March 2019 for NatWest Markets Plc ("NatWest Markets") CNY 40,000,000 4.62 per cent. Notes due 20 March 2024 issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019 and 26 February 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2054T_1-2019-3-18.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 20 March 2019 for NatWest Markets Plc ("NatWest Markets") JPY 1,100,000,000 0.86 per cent. Notes due 22 March 2024 (the "JPY Note 1") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 20 March 2019 for NatWest Markets JPY 300,000,000 0.77 per cent. Notes due 22 March 2022 (the "JPY Note 2") issued under the Programme

The Final Terms contain the final terms of each of the JPY Note 1 and JPY Note 2 and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019 and 26 February 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6360T_1-2019-3-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6360T_2-2019-3-21.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 3

Publication of NatWest Markets Plc Registration Document and Base Prospectus

The following Registration Document and Base Prospectus have each been approved by the Financial Conduct Authority and are available for viewing:

NatWest Markets Plc Registration Document

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7850T_1-2019-3-22.pdf

Base Prospectus relating to the NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme dated 22 March 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7850T_2-2019-3-22.pdf

Copies of the above Registration Statement and Base Prospectus have been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Publication of Final Terms

The following Final Terms is available for viewing:

Final Terms dated 22 March 2019 for NatWest Markets Plc ("NatWest Markets") JPY 500,000,000 0.80 per cent. Notes due 28 March 2024 (the "Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019 and 26 February 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9105T_1-2019-3-25.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 27 March 2019 for NatWest Markets Plc ("NatWest Markets") $1,000,000,000 3.625% Senior Notes due 2022 (the "3.625% Notes") issued under the US$10,000,000,000 US Medium-Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 27 March 2019 for NatWest Markets $300,000,000 Floating Rate Senior Notes due 2022 (the "Floating Rate Notes") issued under the Programme (the 3.625% Notes and the Floating Rate Notes are hereinafter referred to as the "Notes").

The Final Terms contain the final terms of each of the Notes and must be read in conjunction with the Registration Document dated 22 March 2019 (the "Registration Document") and the Base Prospectus relating to the Programme dated 22 March 2019 (the "Base Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2228U_1-2019-3-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2228U_2-2019-3-27.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill

Head of Capital Markets & Funding, NatWest Markets

Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

This announcement is not an offer of securities for sale in the United States. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws, and, subject to certain exceptions, may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of US persons, as defined in Regulation S under the Securities Act ('Regulation S'). The Notes may be offered for sale only (i) in the United States, to qualified institutional buyers ('QIBs') within the meaning of, and in reliance on, Rule 144A under the Securities Act ('Rule 144A') or another available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; or (ii) outside the United States, to non-US persons in reliance on, and in accordance with, Regulation S, in each case, in compliance with applicable laws and regulations.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 March 2019

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary